
August 8, 2011

Via Facsimile
Mr. Robert Dultz
Chief Executive Officer
USCorp
4535 W. Sahara Avenue, Suite 200
Las Vegas, Nevada 89102

>   **Re: USCorp**
>   **Form 10-K/A for Fiscal Year Ended September 30, 2010**
>   **Filed May 31, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **Filed May 20, 2011**
>   **Response Letter Dated May 27, 2011**
>   **File No. 0-19061**

Dear Mr. Dultz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for Fiscal Year Ended September 30, 2010

Executive Compensation, page 47

1.   We note your response to comment 5 from our letter dated May 9, 2011 and we reissue the comment. We note that some of the additional disclosure reflected in the marked copy provided to us supplementally is not reflected in the version filed on EDGAR. Please ensure that all additional disclosure reflected in the marked copy is present in the version that you file on EDGAR. In addition, please explain in further detail the unwritten agreements you have with your officers and directors.

Robert Dultz
USCorp
August 8, 2011
Page 2

Explain whether such agreements cover compensation for service rendered in the past and up to the point when the Company establishes sufficient financing.

Forms 10-Qs for Fiscal Quarters Ended December 31, 2010 and March 31, 2011

2.   We note your statement that there were no "significant" changes in your internal controls over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please state whether there were *any* changes in your internal controls over financial reporting.

Closing Comments

You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief